Exhibit 99.1

Policy with Respect to Repurchase of Adviser and Sub-Adviser Class I Shares

It shall be a policy of FS Credit Real Estate Income Trust, Inc. (the “Company”) with respect to any Class I shares received by FS Real Estate Advisor, LLC (the “Adviser”) and Rialto Capital Management, LLC (the “Sub-Adviser”) as payment for advisory fees, that the independent directors of the Company provide oversight of the repurchase activity of the Adviser and the Sub-Adviser and their remaining positions in the Company in the form of a quarterly review. In addition, the approval of the independent directors of the Company is required for any repurchase request of the Adviser or the Sub-Adviser that, when combined with any repurchase requests submitted by stockholders of the Company through the share purchase plan of the Company (the “SRP”), would cause the Company to exceed the limit on repurchases set forth in the SRP of 2% of the Company’s aggregate net asset value (“NAV”) per month and 5% of the Company’s aggregate NAV per calendar quarter. Any such approval must find that the repurchase would not impair the capital or operations of the Company and be consistent with the fiduciary duties of the independent directors.